December 1, 2016

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, NE Mail Stop 3720

Washington, DC 20549

Re: Tenet Healthcare Corporation

Response to Staff Comments dated November 17, 2016

File No. 001-07293

Dear Mr. Spirgel:

This letter sets forth the response of Tenet Healthcare Corporation (together with our subsidiaries, referred to as “Tenet,” the “Company,” “we” or “us”) to the comment letter (the “Comment Letter”), dated November 17, 2016, of the staff of the Division of Corporation Finance (the “Staff”) related to the Company’s Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”), which was filed with the Securities and Exchange Commission on February 22, 2016.

The responses set forth below correspond to the numeric comment in the Comment Letter.  The page references in the responses below correspond to the 2015 Form 10-K.

Liquidity and Capital Resources

Sources and Uses of Cash, page 95

1.                          Please expand your disclosure to include a discussion of each significant investing activity. Additionally, explain how you plan to finance the potential exercise of the put and call arrangements with your joint ventures partners. Refer to MD&A Release No 33-8350.

In response to the Staff’s comment to include a discussion of each significant investing activity, we intend to update our Sources and Uses of Cash disclosures, commencing with the Company’s Form 10-K for the year ending December 31, 2016, with language that is substantially consistent

Tenet Healthcare

1445 Ross Avenue, Suite 1400, Dallas, Texas 75202-2703    T  469-893-2000    W  tenethealth.com

with the following (language proposed to be added to the disclosures from the Company’s Form 10-Q for the quarter ended September 30, 2016 on page 54 is in italics below):

Net cash used in investing activities was $150 million in the nine months ended September 30, 2016 compared to $1.272 billion in the nine months ended September 30, 2015. The primary reason for the decrease was due to acquisitions of businesses and joint venture interests of only $96 million in the 2016 period primarily related to freestanding outpatient facilities compared to $720 million in the 2015 period when we purchased Aspen and formed our USPI and Carondelet Health Network joint ventures. In addition, we generated $573 million of proceeds from the sale of our Georgia facilities in the 2016 period compared to $28 million in the 2015 period from the sale of St. Louis University Hospital. Capital expenditures were $614 million and $566 million in the nine months ended September 30, 2016 and 2015, respectively.

We intend to fund future put and call arrangements with our joint venture partners from cash and cash equivalents on hand, cash provided by operating activities, borrowings under our revolving credit facility or, if necessary, other borrowings. In response to the Staff’s comment to explain how we plan to finance the exercise of these put and call arrangements, commencing with the Company’s Form 10-K for the year ending December 31, 2016, we intend to update the disclosure starting at the bottom of page 97 of the 2015 Form 10-K as follows (language proposed to be added to the disclosure is in italics below):

Our cash on hand fluctuates day-to-day throughout the year based on the timing and levels of routine cash receipts and disbursements, including our book overdrafts, and required cash disbursements, such as interest and income tax payments. These fluctuations result in material intra-quarter net operating and investing uses of cash that has caused, and in the future could cause, us to use our Credit Agreement as a source of liquidity. We believe that existing cash and cash equivalents on hand, availability under our Credit Agreement, anticipated future cash provided by operating activities, and our investments in marketable securities of our captive insurance companies classified as noncurrent investments on our balance sheet should be adequate to meet our current cash needs. These sources of liquidity, in combination with any potential future debt incurrence, should also be adequate to finance planned capital expenditures, payments on the current portion of our long-term debt, payments to joint venture partners including those related to put and call arrangements and other presently known operating needs.

We will continue to evaluate our liquidity both on a short-term and long-term basis and adjust our disclosures as necessary.

Consolidated Balance Sheets, 110:

2.                          Please tell us the main components included in “Current Assets” and “Current Liabilities” and how you considered the presentation requirements of Rules 5-02(8) and (20) of Regulation S-X, respectively.

Other current assets are comprised primarily of amounts accrued related to the California provider fee program, prepaid expenses, non-patient receivables and amounts accrued related to various other supplemental payment and government programs. The only item in other current assets that exceeded five percent of total current assets as of December 31, 2015 and 2014 were the amounts accrued related to the California provider fee program, which we disclosed on page 124 in the last paragraph of Footnote 3, in accordance with Rule 5-02 (8) of Regulation S-X.

Other current liabilities are comprised primarily of amounts accrued for assessments related to the California provider fee program, deferred revenue, reserves for workers’ compensation obligations, guarantees, liabilities for healthcare services under risk sharing arrangements, property tax accruals and amounts due to investees under cash management agreements. The only item in other current liabilities that exceeded five percent of total current liabilities (as of December 31, 2014 only) were the amounts accrued for assessments related to the California provider fee program, which we disclosed on page 124 as indicated above, in accordance with Rule 5-02 (20) of Regulation S-X.

We will continue to evaluate the presentation requirements of Rules 5-02(8) and (20) of Regulation S-X in future filings.

Should you have any questions or comments with respect to this filing, please contact me at (469) 893-2227.

Sincerely,

/s/ R. Scott Ramsey

R. Scott Ramsey
Vice President and Controller